Exhibit 99.1

RepliCel Life Sciences Adds Industry Specialist to Management Team

Newly Appointed Vice-President of Business & Corporate Development to Drive External Initiatives

VANCOUVER, BC – October 7, 2014 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSX.V: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today announced the appointment of industry specialist, R. Lee Buckler, to the position of Vice President, Business and Corporate Development.

"I am excited to have the opportunity to join RepliCel at such a pivotal time for the Company," said Lee Buckler.  "The RepliCel team has built a solid portfolio of products assembled around a cohesive platform that is now about to launch several concurrent trials with relatively near-term clinical readouts.  I look forward to establishing new collaborations, deals and non-dilutive funding sources in a way which consistently adds value to the company and its core assets.  I believe RepliCel’s technology platform represents a significant opportunity to establish a leadership role in the regenerative medicine sector."

“We are delighted to have Lee join the RepliCel team at a time when the development of our clinical pipeline warrants focus on larger corporate licensing transactions and external collaborations,” stated David Hall, CEO RepliCel. “Lee is a well-established and respected member of the regenerative medicine industry with broad industry contacts that will support our concerted licensing and business development efforts already initiated by our technology transfer and licensing agreement with the Shiseido Company.  Attracting a professional of Lee’s calibre is further validation of the Company’s business plan.  We are fortunate to be able to attract someone of Lee’s industry stature."

Lee has a Bachelors of Education and a law degree from the University of British Columbia.  After a judicial clerkship, Lee practiced commercial litigation at the Vancouver law firm Edwards, Kenny and Bray.  Since 2000, Lee has been an executive in the cell therapy industry first spending six years in the Stem Cell Technologies group of companies with Malachite Management and then over two years with Progenitor Cell Therapy (PCT).  In 2008, Lee started the Cell Therapy Group (CTG), a business development consultancy focused exclusively on the cell therapy industry.

While at Malachite, Lee founded the digital news aggregation service Cell Therapy News and was Executive Director of the International Society for Cellular Therapy (ISCT). Upon launching CTG, Lee created Cell Therapy Blog and developed significant followings related to cell therapy on social media platforms such as Twitter and LinkedIn.  While at PCT, under the guidance of the ISCT President, Lee founded and served as the inaugural Chair of ISCT's Cell Therapy Commercialization Committee (2006-9) and is currently serving as the co-chair of the Alliance for Regenerative Medicine’s Communications and Education Committee.

Lee is a frequently invited speaker at industry conferences and an oft-quoted commentator on industry events.  He has published numerous articles in peer-reviewed journals and trade publications.  He is on the Editorial Advisory Board for the journals, Regenerative Medicine and BioProcess International.  Lee serves on the advisory board for several companies and annual industry events.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company’s RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aging skin, and pattern baldness. Shiseido Company, Limited has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology utilizing cell populations isolated from a patient’s own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The company’s product pipeline is comprised of multiple clinical trials anticipated to launch in late 2014 in addition to Shiseido's own clinical trial of RCH-01 and the device in late-stage prototype development. Visit www.replicel.com for additional information.

For more information please contact:
CORPORATE/MEDIA:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

INVESTOR RELATIONS:
Christina Cameron, Investor Relations
christina@clcameron.com
Telephone: 604-248-8730

This press release contains forward-looking information that involve various risks and uncertainties regarding future events, including statements regarding Shiseido’s progress points to both companies advancing Phase 2 pattern baldness clinical activities in the near future, the private placement further validates our approach and our technology, expected and planned upcoming milestones and events, and the timing of trials. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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